VF 3/12/04

A+ 3/11/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04004721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12925

RECEIVED FEB 27 2004 PROCESSING SECTION 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Main Street Management Company

OFFICIAL USE ONLY
000547
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Liberty Plaza, 101 Barnes Road, Suite 104
(No. and Street)

Wallingford (City) CT (State) 06492 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Hugo (203) 265-9778
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Herr Holden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Main Street Management Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Exp. Nov. 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Main Street Management Company

Financial Statements
with Additional Information
December 31, 2003

Main Street Management Company
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Stockholders of
Main Street Management Company:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholders' equity and of cash flows that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Main Street Management Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule l (Computation of Net Capital Under Rule 15c3-1) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 4, 2004

Main Street Management Company
Statement of Financial Condition

	December 31, 2003
Assets	
Cash and cash equivalents	$ 1,362,380
Concessions receivable	489,775
Furniture and equipment, net	26,152
Prepaid expenses and other assets	15,319
Total assets	$ 1,893,626
Liabilities	
Commissions payable	$ 413,072
Income Taxes payable to parent	23,433
Accounts payable and accrued expenses	48,375
Total liabilities	484,880
Stockholders' Equity	
Common stock ($25 par value, 15,000 shares authorized; 1,759 shares issued and 559 shares outstanding)	43,975
Treasury stock (1,200 shares of common stock, at cost)	(120,000)
Additional paid-in capital	357,399
Retained earnings	1,127,372
Total stockholders' equity	1,408,746
Total liabilities and stockholders' equity	$ 1,893,626

The accompanying notes are an integral part of these financial statements

Main Street Managemet Company
Statement of Income

		Year Ended December 31, 2003
Revenues		
Concessions	$	16,143,838
Interest income		13,024
Other income		227,886
Total revenues		16,384,748
Expenses		
Commissions		13,977,406
Employment expenses		1,087,821
Depreciation		18,149
Regulatory and professional fees		132,480
General and administrative expenses		461,183
Total expenses		15,677,039
Income before income taxes		707,709
Income taxes		250,768
Net income	$	456,941

The accompanying notes are an integral part of these financial statements

Main Street Management Company
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common stock	Treasury stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2002	$ 43,975	$ (120,000)	$ 357,399	$ 670,431	$ 951,805
Net income				456,941	456,941
Balance at December 31, 2003	$ 43,975	$ (120,000)	$ 357,399	$ 1,127,372	$ 1,408,746

The accompanying notes are an integral part of these financial statements

Main Street Management Company
Statement of Cash Flows

		Year Ended December 31, 2003
Cash flows from operating activities:		
Net Income	$	456,941
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		18,149
Increase in concessions receivable		(67,769)
Increase in prepaid expenses and other assets		(5,132)
Increase in commissions payable		59,458
Decrease in payable to parent		(374,458)
Increase in accounts payable, accrued expenses and other		3,316
Net cash provided by operating activities		90,505
Cash flows from investing activities:		
Purchase of fixed assets		(9,193)
Net cash used for investing activities		(9,193)
Net increase in cash and cash equivalents		81,312
Cash and cash equivalents, beginning of year		1,281,068
Cash and cash equivalents, end of year	$	1,362,380
Supplemental Disclosure of Cash Information:		
Income taxes paid, net of refunds	$	623,743

The accompanying notes are an integral part of these financial statements

1. Description of Business

Main Street Management Company (the "Company") is a Connecticut corporation that operates as a broker-dealer for securities and other investments. The Company pays commissions to independent representatives on sales of securities and other investments throughout the United States of America.

On July 31, 2000, PM Holdings, Inc. (PM Holdings), a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company, now known as Phoenix Life Insurance Company, a wholly-owned subsidiary of the Phoenix Companies, Inc. ("PNX"), purchased 80% of the outstanding common stock of the Company. PM Holdings subsequently transferred ownership to a wholly-owned subsidiary of PNX, Phoenix Distribution Holding Company (Holding Company). On September 30, 2001, the Holding Company acquired an additional 11% of the outstanding common stock in a privately negotiated transaction. The remaining 9% of the outstanding common stock is expected to be acquired by the Holding Company in 2004.

The acquisition of the Company was accounted for under the purchase method of accounting by PNX whereas net goodwill of $3,690,645 was recorded and pushed down to the Company's books as of December 31, 2001. Effective January 1, 2002, PNX changed its accounting policy related to the pushdown of goodwill for majority-owned subsidiaries where such goodwill is to be recorded at the acquiring company level. Accordingly, a net goodwill asset of $3,690,645 was removed from the Company's books on January 1, 2002 and is reflected as a deduction to additional paid-in-capital as of that date.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and money market instruments.

Furniture and equipment

Furniture and equipment are carried at cost less accumulated depreciation/amortization. Furniture and equipment are depreciated by using the double-declining balance method based upon their estimated useful lives, generally five to seven years. In October 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), effective January 1, 2002. Under SFAS 144, long-lived assets to be sold within one year must be separately identified and carried at the lower of carrying value or fair value less costs to sell.

Long-lived assets expected to be held longer than one year are subject to depreciation and must be written down to fair value upon impairment. Long-lived assets no longer expected to be sold within one year, such as some foreclosed real estate, must be written down to the lower of current fair value or fair value at the date of foreclosure adjusted to reflect depreciation since acquisition.

Revenue and expense recognition

The Company earns concessions from distributors on the sales of investment products. The Company then pays commissions to its registered independent representatives based on agreements with such representatives. These concessions and commissions are recorded on a trade date basis.

Income taxes

The Company is included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by the Parent. In accordance with the written tax sharing agreement among Phoenix and its subsidiaries, income tax expense or benefit is computed as if the Company was filing a separate federal and a separate state income tax return. The Company receives current federal benefit for tax losses to the extent that the losses are utilized in the Parent's consolidated federal income tax return. The Company receives current state benefit for tax losses to the extent that the losses are utilized in the Parent's combined Connecticut state income tax return. In addition to the combined Connecticut return, the Company also files separate tax returns for all states where its agencies are located.

The Company provides for federal and state deferred income taxes on the asset and liability approach, which requires the recognition of deferred income tax assets and liabilities. Deferred income taxes are generally recognized when assets and liabilities have different carrying values for income tax and financial reporting purposes.

Employee benefit plan

The Company maintained a money purchase pension plan as well as a qualified profit sharing plan for eligible employees in 2001. In 2002 these plans were combined to reflect one plan which is now titled Main Street Management Profit Sharing Plan. The total contribution for the year ended December 31, 2003 amounted to $163,426 all of which was discretionary.

3. Furniture and equipment

The cost and accumulated depreciation of furniture and equipment as of December 31, 2003 is as follows:

Office equipment	$	46,645
Furniture and equipment		20,158
Other fixed assets		203,376
		270,179
Accumulated depreciation		(244,027)
Furniture and equipment, net	$	26,152

Depreciation expense was $18,149 for the year ended December 31, 2003.

4. Income Taxes

The components of federal and state income taxes are as follows for the year ended December 31, 2003:

Current:	
Federal	$ 249,285
State	1,483
	$ 250,768

Total federal income taxes, as reported, approximates the amount using the statutory federal income tax rate of 35%.

5. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital and the resultant ratio for the Company as of December 31, 2003 are as follows:

Aggregate indebtedness	$ 484,880
Net Capital	1,304,120
Ratio of aggregate indebtedness to net capital	.37

The Company's minimum required net capital, based on its aggregate indebtedness, is $32,325 as of December 31, 2003.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by section (k)(1) of such rule.

6. Related Party Transactions

PNX provides certain administrative services at no cost to the Company.

7. Leases

The total rent expense was $117,996 for the year ended December 31, 2003 and is included in general and administrative expenses.

As of December 31, 2003, future net minimum rental payments under non-cancellable operating leases were approximately $242,989, payable as follows:

2004	$141,547
2005	$101,442

8. Guarantees

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

9. **Restricted Cash**

Included in cash and cash equivalents of $1,362,380 as of December 31, 2003, is restricted cash of $37,071 with the clearing firms the Company uses for individual security transactions. This amount is the agreed upon balance to be left on deposit for any transaction fees.

The company also maintains a special account for the exclusive benefit of customers as allowed under the K(2)(i) exemption to Rule 17a-3.

Net Capital

Total stockholders' equity, allowable for purposes of net capital computation	$ 1,408,746
Less nonallowable assets	
Receivables from non-customers	36,704
Furniture, equipment and leasehold improvements, net	26,152
Prepaid expenses and other assets	15,319
Net capital before specific reduction in the market value of securities	1,330,571
Less securities haircuts pursuant to Rule 15c3-1	26,451
Net capital	$ 1,304,120
Aggregate indebtedness	
Total liabilities included in statement of financial condition	$ 484,880
Aggregate indebtedness	$ 484,880
Minimum net capital required to be maintained (Greater of 1/15th of $484,880 or $25,000)	$ 32,325
Net capital in excess of minimum requirements ($1,304,120 - $32,325)	$ 1,271,795
Ratio of aggregate indebtedness to net capital	.37

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholders
of Main Street Management Company:

In planning and performing our audit of the financial statements and supplemental schedules of Main Street Management Company (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 4, 2004